UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF A FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 000-51341

Gentium S.p.A.
(Translation of registrant's name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐              No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Attached hereto as Exhibits 1 through 3 are materials sent to the shareholders and holders of American Depositary Shares of Gentium S.p.A. in connection with the Ordinary Shareholders' Meeting of Gentium S.p.A. scheduled to be held on February 24, 2014 at 10:00 a.m. (Italian time), on first call and, if necessary, on February 25, 2014, at the same time, on second call. This report and the exhibits hereto are incorporated by reference into the registration statements of Gentium S.p.A. on Forms F-3: File No. 333-135622, File No. 333-137551, File No. 333-138202, File No. 333-139422, File No. 333-141198 and File No. 333-174575 and on Forms S-8: File No. 333-137534, File No. 333-146534 and File No. 333-181171.

Exhibit No.	Description

1	Notice of Call

2	Report to Shareholders

3	Proxy Card

Exhibit 1

Gentium S.p.A.
Share Capital equal to Euro 15,596,631 fully paid in
Registered office at Villa Guardia (Como), Piazza XX Settembre no. 2
Registration number with the Register of Enterprises of Como no. 240386
Tax Code and VAT Number no. 02098100130

CALL OF THE ORDINARY SHAREHOLDERS' MEETING

The Shareholders and Holders of American Depositary Shares of Gentium S.p.A. (the “Company”) are invited to attend the next ordinary shareholders’ meeting of the Company, to be held at the registered office of the Company at Villa Guardia (Como), Piazza XX Settembre no. 2, on February 24, 2014 at 10:00 a.m. (Italian time), on first call and, if necessary, on February 25, 2014, at the same place and time, on second call, in order to discuss and resolve upon the following

Agenda

1.	Release of the resigning directors and statutory auditors.

2.	Appointment of the new members of the Company's corporate bodies to fill the vacancies created by the resigning members and any related and consequent resolutions.

3.	Miscellaneous.

Villa Guardia (Como), January 22, 2014

The Chairman of the Board of Directors
(Dr. Khalid Islam)

Exhibit 2

REPORT OF THE BOARD OF DIRECTORS TO SHAREHOLDERS
OF GENTIUM S.P.A. REGARDING
ORDINARY SHAREHOLDERS’ MEETING

Dear Shareholders and Holders of American Depositary Shares of Gentium S.p.A. (the “Company”):

Subject to and conditioned upon the Offer Closing, as defined in the tender offer agreement entered into between the Company, Jazz Pharmaceuticals Public Limited Company and its wholly owned subsidiary Jazz Pharmaceuticals Italy S.r.l. on December 19, 2013 (the “Tender Offer Agreement”), and subject to the directors' resignation becoming effective, an Ordinary Shareholders’ Meeting of the Company has been called in order to (i) release the resigning directors and statutory auditors and (ii) appoint the new members of the Company's corporate bodies to fill the vacancies created by the resigning members and any related and consequent resolutions.

The “first call” for this meeting is February 24, 2014 at 10:00 a.m., Italian time, at the registered office of the Company at Villa Guardia (Como), Piazza XX Settembre no. 2.  Should a quorum not be met on the first call (i.e. attendance by shareholders and holders of American Depositary Shares (“ADSs”) representing at least half of the outstanding shares of common stock and ADSs of the Company), a “second call” for this meeting will be on February 25, 2014 at the same time and place. There is no quorum requirement at the second call.

Holders of the Company’s ADSs of record as of January 27, 2014 will be able to instruct The Bank of New York, the Company’s depositary of the shares of common stock representing the ADSs, to vote those shares at the ordinary shareholders’ meeting pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York. The Bank of New York will vote its shares pursuant to the instructions it receives from the holders of ADSs at either the first call or the second call, as the case may be. The affirmative vote of the majority of the shareholders and holders of ADSs of the Company present at either the first call (if a quorum is met on first call), or the second call (if a quorum is not met on first call), is required to approve any resolution proposed at and to be resolved upon by the Ordinary Shareholders’ Meeting.

The Board of Directors recommends that you vote in favor of each of the following matters.

1.    Release the resigning directors and statutory auditors

In connection with the execution of the Tender Offer Agreement and in each case subject to the occurrence of the Offer Closing (as defined in the Tender Offer Agreement), (i) Dr. Khalid Islam (Chairman of the Board of Directors), Ms. Joyce Victoria Bigio, and Mr. Marco Brughera have irrevocably resigned from their office as members of the Board of Directors with effect as of the Acceptance Time (as defined in the Tender Offer Agreement), (ii) Dr. Laura Ferro, Dr. Bobby Sandage, Jr., and Ms. Gigliola Bertoglio have irrevocably resigned from their office as members of the Board of Directors with effect as of the first day after the effectiveness of the Acceptance Time Board Appointments (as defined in the Tender Offer Agreement), (iii) Mr. Giorgio Iacobone (Chairman of the Board of Statutory Auditors), Mr. Carlo Ciardiello and Mr. Augusto Belloni have irrevocably resigned from their office as effective members of the Board of Statutory Auditors with effect as of the date of the first shareholders' meeting that will be held in order to appoint, among other things, the new members of the Board of Statutory Auditors, and (iv) Mr. Domenico Ferrari, and Mr. Oronzo Putignano have irrevocably resigned from their office as alternate members of the Board of Statutory Auditors with effect as of the date of the first shareholders' meeting that will be held in order to appoint, among other things, the new members of the Board of Statutory Auditors.

In this respect, the Board of Directors submits to the attention of the Ordinary Shareholders’ Meeting the following proposals: (i) ratify any and all activities performed by all the resigning directors and statutory auditors in connection with their respective office from the date of appointment until the date of this Ordinary Shareholders’ Meeting, except for cases of willful misconduct or gross negligence; (ii) approve and ratify, in particular, any and all acts and activities carried out by any of the resigning directors pursuant to or in connection with the Tender Offer Agreement; (iii) authorize the Company to undertake any contractual obligations to hold harmless and indemnify each of the resigning directors and statutory auditors against any costs, damages and reasonable expenses that they could suffer as a result of any action, suit or proceeding that could be brought against such directors and/or statutory auditors by reasons of their respective office, except for cases of willful misconduct or gross negligence; and (iv) fully and finally release all the resigning directors and statutory auditors, by waiving the Company’s right to bring any action, suit or proceeding against the resigning directors and statutory auditors by reasons of their respective office, except for the cases of willful misconduct or gross negligence.

2.     Appoint the new members of the Company's corporate bodies to fill the vacancies created by the resigning members and any related and consequent resolutions.

The Board of Directors submits to the attention of the Ordinary Shareholders’ Meeting the proposal of setting the number of the members of the Board of Directors at three (3) and appoint each of the following individuals to serve as members of the Board of Directors for the term from this Ordinary Shareholders’ Meeting until the date of the Company’s Ordinary Shareholders’ Meeting that shall be called to approve the financial statements of the Company for the year ending December 31, 2014 (the “2015 Annual General Shareholders’ Meeting”). The names and a short bio of each candidate to be appointed as a new member of the Board of Directors are provided below.

a.           Fintan Keegan

b.           Suzanne Sawochka Hooper

c.           Iain McGill

Fintan Keegan. Fintan Keegan was appointed Executive Vice President, Technical Operations of Jazz Pharmaceuticals plc. in July 2012 and served as its Senior Vice President of Technical Operations from the Azur Merger until July 2012. Prior to the Azur Merger, he was Senior Vice President and Chief Technical Officer of Azur Pharma from 2006 until the Azur Merger, where he was responsible for quality, regulatory, compliance, supply chain and development. Prior to his work with Azur Pharma, Mr. Keegan most recently served as Vice President of Quality and Regulatory for Elan Corporation, plc. He also held various positions with Wyeth

Pharmaceuticals, Inc., Merck & Co., Inc. and at a clinical contract research organization. Mr. Keegan holds a B.Sc and a H. Dip in Pharmaceutical Manufacturing Technology from Trinity College Dublin and a M.Sc from the School of Chemistry, University of Bristol, in the United Kingdom. Mr. Keegan is a citizen of Ireland.

Suzanne Sawochka Hooper. Suzanne Sawochka Hooper was appointed Executive Vice President and General Counsel of Jazz Pharmaceuticals plc. as of March 2012. From 1999 through early 2012, she was a partner in the law firm Cooley LLP. Ms. Hooper served for several years as a member of Cooley’s Management Committee and as Vice Chair of the firm’s Business Department. While at Cooley, Ms. Hooper practiced corporate and securities law, primarily with companies and investors in the life sciences industry. Ms. Hooper received a J.D. from the University of California, Berkeley, Boalt Hall School of Law and a B.A. in Political Science from the University of California, Santa Barbara. Ms. Hooper is a member of the State Bar of California. Ms. Hooper is a citizen of the United States of America.

Iain McGill. Iain McGill joined of Jazz Pharmaceuticals plc. in June 2012. Immediately prior to joining Jazz Pharmaceuticals plc., Mr. McGill spent three years serving as Chief Commercial Officer at EUSA Pharma (Europe) Ltd. Mr. McGill began his pharmaceutical career in sales, and over the past 20 years has held positions of increasing responsibility in sales management, market research, marketing, business development and general management at Syntex, Roche, Novartis and Wyeth. He has lived and worked in the United Kingdom, Switzerland, Canada and the United States. Mr. McGill has a BSc in Biochemistry from the University of London. Mr. McGill is a citizen of Great Britain.

The Board of Directors also recommends that the Ordinary Shareholders’ Meeting (i) appoint the following individuals to serve as effective and alternate members of the Board of Statutory Auditors for the term ending with the date of the Ordinary Shareholders’ Meeting that shall be called to approve the financial statements of the Company for the year ending December 31, 2016, and (ii) approve an annual compensation equal to Euro 70,000.00 for the entire Board of Statutory Auditors.

Name	Position
Mia Pasini	Chairman
Luca La Pietra	Effective Member
Maurizio Pavia	Effective Member
Alberto Demarchi	Alternate Member
Giovanni Lurani Cernuschi	Alternate Member

In light of the above, the Board of Directors proposes that the Ordinary Shareholders’ Meeting approve the following resolutions:

At the Ordinary Shareholders’ Meeting of the Company, after having examined and approved the report of the Board of Directors, the shareholders and holders of ADSs of the Company

RESOLVED

To: (i) ratify any and all activities performed by the resigning directors and statutory auditors in connection with their respective office from the date of appointment until the date of this

Ordinary Shareholders’ Meeting, except for cases of willful misconduct or gross negligence, (ii) approve and ratify acts and activities carried out by any of the resigning directors in connection with the Tender Offer Agreement entered into between the Company, Jazz Pharmaceuticals Public Limited Company and its wholly owned subsidiary and Jazz Pharmaceuticals Italy S.r.l. on December 19, 2013, (iii) authorize the Company to undertake any contractual obligations to hold harmless and indemnify each of the resigning directors and statutory auditors against any costs, damages and reasonable expenses that they could suffer as a result of any action, suit or proceeding that could be brought against such directors and/or statutory auditors by reasons of their respective office, except for cases of willful misconduct or gross negligence, and (iv) fully and finally release all the resigning directors and statutory auditors, by waiving the Company’s right to bring any action, suit or proceeding against the resigning directors and statutory auditors by reasons of their respective office, except for the cases of willful misconduct or gross negligence.

To set the number of the members of the Board of Directors at three (3) and appoint the following individuals to serve as members of the Board of Directors of the Company for the term from this Ordinary Shareholders’ Meeting to the Company’s 2015 Annual Ordinary Shareholders’ Meeting:

a.           Fintan Keegan

b.           Suzanne Sawochka Hooper

c.           Iain McGill

To appoint the following individuals to serve as effective and alternate members of the Board of Statutory Auditors of the Company until the date of the Company’s Ordinary Shareholders’ Meeting that shall be called to approve the financial statements of the Company for the year ending December 31, 2016 and approve an annual compensation equal to Euro 70,000.00 for the entire Board of Statutory Auditors:

Name	Position
Mia Pasini	Chairman
Luca La Pietra	Effective Member
Maurizio Pavia	Effective Member
Alberto Demarchi	Alternate Member
Giovanni Lurani Cernuschi	Alternate Member

January 22, 2014

Exhibit 3

PROXY CARD

Ordinary Shareholders’ Meeting:

THE BOARD OF DIRECTORS SUBMITS PROPOSALS 1, 2, 3 AND 4 FOR A VOTE.

1.
To (i) ratify any and all activities performed by all the resigning directors and statutory auditors in connection with their respective office from the date of appointment until the date of this Ordinary Shareholders’ Meeting, except for cases of willful misconduct or gross negligence, (ii) approve and ratify acts and activities carried out by any of the resigning directors in connection with the Tender Offer Agreement entered into between the Company, Jazz Pharmaceuticals Public Limited Company and its wholly owned subsidiary and Jazz Pharmaceuticals Italy S.r.l. on December 19, 2013, (iii) authorize the Company to undertake any contractual obligations to hold harmless and indemnify each of the resigning directors and statutory auditors against any costs, damages and reasonable expenses that they could suffer as a result of any action, suit or proceeding that could be brought against such directors and/or statutory auditors by reasons of their respective office, except for cases of willful misconduct or gross negligence, and (iv) fully and finally release all the resigning directors and statutory auditors, by waiving the Company’s right to bring any action, suit or proceeding against the resigning directors and statutory auditors by reasons of their respective office, except for the cases of willful misconduct or gross negligence.

2.
Set the number of the members of the Board of Directors at three (3) and appoint the following individuals to serve as members of the Board of Directors of the Company until the date of the Company’s Ordinary Shareholders’ Meeting that shall be called to approve the financial statements of the Company for the year ending December 31, 2014:

a.           Fintan Keegan

b.           Suzanne Sawochka Hooper

c.           Iain McGill

3.
Appoint the following individuals to serve as effective and alternate members of the Board of Statutory Auditors of the Company until the date of the Company’s Ordinary Shareholders’ Meeting that shall be called to approve the financial statements of the Company for the year ending December 31, 2016 and approve an annual compensation equal to Euro 70,000.00 for the entire Board of Statutory Auditors:

a)	Mia Pasini, Chairperson
b)	Luca La Pietra
c)	Maurizio Pavia
d)	Alberto Demarchi (as an alternate)
e)	Giovanni Lurani Cernuschi (as an alternate)

4.	In its discretion, The Bank of New York is authorized to vote upon such other matters as may properly come before the Ordinary Shareholders’ Meeting.

Gentium S.p.A.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 PM (New York time) on February 14, 2014 (first call)
and February 15, 2014 (second call))

The undersigned registered holder of American Depositary Shares of Gentium S.p.A. hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on January 27, 2014 at the Ordinary Shareholders’ Meeting to be held on February 24, 2014, if such meeting is held on first call, or February 25, 2014, if such meeting is held on second call, in respect of the resolutions specified on the reverse of this Instructions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name:	Salvatore Calabrese
Title:	Chief Financial Officer and Chief Operating Officer

Dated: January 22, 2014